

December 27, 2012

Via E-mail

Mr. Ilya Cantor
Chief Financial Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newton, PA 18940

> **Re: EPAM Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-35418**

Dear Mr. Cantor:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1. Your disclosure in Note 11 on page F-23 indicates that your reportable segments are: North America, Europe, Russia and Other. It appears you should include a discussion of your results of operations by segment in your MD&A. That is, including a discussion of revenues and operating profit by segment. Refer to the guidance in Section III.F.1 of SEC Release 33-6835. Please explain why you have not provided this disclosure.

Notes to Consolidated Financial Statements

Note 11. Operating Segments, page F-23

2.   We note your disclosure on page 8, that during 2011, 2010, and 2009, your largest client, Thomson Reuters, accounted for over 10% of your revenues. Please tell us why you have not disclosed the actual amount of revenues earned from this client for each year presented. Refer to FASB ASC 280-10-50-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Craig D. Wilson
Sr. Asst. Chief Accountant